09046670

RECEIVED
2009 AUG -3 A 2:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 July 2009

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 29 May 2009, 1 June 2009, 2 June 2009, 15 June 2009, 3 July 2009 and 16 July 2009 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2009 AUG -3 A 2:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the ordinary resolution approving, confirming and ratifying the Sale and Purchase Agreement was duly passed by way of poll by the Independent Shareholders at the EGM held on 29 May 2009.

Reference is made to the circular of the Company dated 13 May 2009 ("Circular") regarding the connected transactions in relation to the acquisition by NWCP of a 52.5% equity interest in Trio from Guilherme Holdings, and the disposal by NWCP of a 50% equity interest in Juyi to Guilherme Holdings under the Sale and Purchase Agreement. Capitalised terms used in this announcement shall have the same meanings as those defined in the Circular unless otherwise specified herein.

The Board is pleased to announce that the resolution to approve, ratify and confirm the Sale and Purchase Agreement and the transactions contemplated thereunder (the "Resolution") was duly passed by the Independent Shareholders by poll as an ordinary resolution at the EGM held on 29 May 2009.

Tricor Tengis Limited, the share registrar of the Company, was appointed as the scrutineer for the vote-taking at the EGM. The poll results for the Resolution were as follows:

Ordinary Resolution (Note 1)	Number of Votes (%) (Note 2)	
	For	Against
To approve the Sale and Purchase Agreement.	2,511,394,456 (99.82%)	4,417,830 (0.18%)

Notes: 1. The full text of the Resolution is set out in the notice of the EGM dated 13 May 2009.

2. The number of votes and percentage are based on the total number of Shares held by the Independent Shareholders who voted at the EGM in person or by proxy or corporate representative.

As at the date of the EGM, there were a total of 3,852,858,576 Shares in issue. So far as the Directors are aware, Mr. Doo and his associates who, in aggregate, held 1,389,840 Shares, representing approximately 0.04% of the issued share capital of the Company as at the date of the EGM, were required to abstain and did abstain from voting on the Resolution at the EGM. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Resolution at the EGM was 3,851,468,736 Shares. None of the Shareholders was entitled to attend and vote only against the Resolution at the EGM.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 29 May 2009

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

On 17 March 2009, the Directors of New World Development Company Limited (the "Company") announced an interim dividend for the six months ended 31 December 2008 in scrip form equivalent to HK$0.09 per share with a cash option to shareholders on the register of members of the Company on 9 April 2009. This announcement is to advise the shareholders of the Company how the scrip entitlements to the said interim dividend are being arrived at.

A circular setting out the details of the said interim dividend was sent to shareholders of the Company on 8 May 2009. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 95% of the average of the closing prices of one existing Share on The Stock Exchange of Hong Kong Limited for the five consecutive trading days commencing from and including 25 May 2009 (on which such price is available). It is now determined that the said average closing price is HK$14.672. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said interim dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.09}}{\text{HK\$14.672} \times \frac{95}{100}}$$

The number of new Shares to be issued to each shareholder of the Company will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be refunded in cash to the respective shareholders concerned. The new Shares will not rank for the interim dividend for the six months ended 31 December 2008 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 15 June 2009.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 1 June 2009

As at the date of this announcement, the board of directors of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Liang Cheung-biu, Thomas and Ms. Ki Man-fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson : Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

For Main Board and GEM listed issuers

RECEIVED

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/05/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 02/06/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code :		Description :	
	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code :		Description :	
	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,852,858,576**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,852,858,576**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	123,452,295
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______
(Preference shares) ______
(Other class) ______

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A Class of shares issuable *(Note 1)* Ordinary Subscription price HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased (Note 1) ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed (Note 1) ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board listed issuers

Next Day Disclosure Return

(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: New World Development Company Limited

Stock code: 0017 Date submitted: 15/6/2009

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange").

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: **Ordinary Shares**

I.

Issues of shares *(Notes 6 and 7)*	**No. of shares**	**Issued shares as a % of existing issued share capital before relevant share issue** *(Notes 4, 6 and 7)*	**Issue price per share** *(Notes 1 and 7)*	**Closing market price per share of the immediately preceding business day** *(Note 5)*	**% discount/ premium of issue price to market price** *(Note 7)*
Opening balance as at *(Note 2)* 31/5/2009	3,852,858,576				
(Note 3) Scrip dividend issued on 15/6/2009	14,459,582	0.38%	HK$13.9384	HK$14.96	-6.83%
Share repurchases	N/A	N/A			
Closing balance as at *(Note 8)* 15/6/2009	3,867,318,158				

Notes to Section I:

1. *Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.*

2. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.*

3. *Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

4. *The percentage change in the listed issuer's issued share capital is to be calculated by reference to the listed issuer's total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.*

5. *Where trading in the shares of the listed issuer has been suspended, "closing market price per share of the immediately preceding business day" should be construed as "closing market price per share of the business day on which the shares were last traded".*

6. *In the context of a repurchase of shares:*
   - *"issues of shares" should be construed as "repurchases of shares"; and*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "repurchased shares as a % of existing issued share capital before relevant share repurchase".*

7. *In the context of a redemption of shares:*
   - *"issues of shares" should be construed as "redemptions of shares";*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "redeemed shares as a % of existing issued share capital before relevant share redemption"; and*
   - *"issue price per share" should be construed as "redemption price per share".*

8. *The closing balance date is the date of the last relevant event being disclosed.*

II.

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
N/A	N/A	N/A	N/A	N/A	N/A
Total	N/A				N/A

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) N/A

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution N/A %

$$\frac{((a) \times 100)}{\text{issued share capital}}$$

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated N/A which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: *Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.*

Submitted by: Leung Chi Kin
(Name)

Title: Secretary
(Director, Secretary or other duly authorised officer)

For Main Board and GEM listed issuers

RECEIVED
2009 AUG -3 A 2:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

HKEx 香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **30/06/2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited

Date Submitted: 02/07/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ______________________________

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ______________________________

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,852,858,576**	N/A	N/A	N/A
Increase/ (decrease) during the month	**14,459,582**	N/A	N/A	N/A
Balance at close of the month	**3,867,318,158**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	754,135	Nil	123,031,230
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A Class of shares issuable *(Note 1)* Ordinary Subscription price HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency HKD	Class of shares issuable *(Note 1)* Ordinary Issue and allotment date : (dd/mm/yyyy) (15 /6/2009) EGM approval date: (dd/mm/yyyy) (- / - / -)	14,459,582	Nil
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	________		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	________	________
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	________		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	________	________
		Total E.	(Ordinary shares)	14,459,582	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	14,459,582
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 17)

新創建 NWS
新創建集團有限公司*
NWS HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(stock code: 659)

CONNECTED TRANSACTIONS
PROVISION OF PROJECT MANAGEMENT SERVICES

The NWD Directors and the NWS Directors jointly announced that the following Transactions which constitute connected transactions for NWD and NWS have been entered into:

1. provision of project management services by NWS Engineering (a member of NWD Group and NWS Group) to Shanghai Trio in respect of the electrical and mechanical engineering works of the Shanghai Zhongshan Square (Phase III) Project pursuant to the Shanghai Agreement; and

2. provision of project management services by Hip Hing Builders (a member of NWD Group and NWS Group) to DPHKL and GCDL in respect of the construction work of the Li Yuen Street East Project pursuant to the Li Yuen Street East Agreement.

As at the date of this announcement, each of NWS Engineering and Hip Hing Builders is an indirect wholly owned subsidiary of NWS which is in turn owned as to approximately 57% by NWD. Mr. Doo, an executive director of NWS, beneficially owns 52.5% interest in Shanghai Trio and 50% interest in each of DPHKL and GCDL and thus, Shanghai Trio, DPHKL and GCDL are associates of Mr. Doo and in turn connected persons of each of NWD and NWS. The Transactions (including the Previous Transactions), when aggregated, are subject to reporting and announcement requirements pursuant to Rule 14A.32 of the Listing Rules.

Moreover, Shanghai Trio is beneficially owned as to 47.5% by NWCL and each of DPHKL and GCDL is beneficially owned as to 50% by CTF. As at the date of this announcement, CTF holds approximately 38.6% of the total issued share capital of NWD which, in turn, holds approximately 57% and 70% of the total issued share capital of NWS and NWCL respectively. Shanghai Trio is an associate of each of NWD and CTF and thus a connected person of NWS. By virtue of the fact that CTF is a substantial shareholder of each of NWD and NWS, DPHKL and GCDL, being associates of CTF, are connected persons of each of NWD and NWS. So far as CTF and its associates are concerned, these connected transactions have been covered by the annual caps under the continuing connected transactions as announced by NWD and NWS on 24 January 2008.

INTRODUCTION

The NWD Directors and the NWS Directors jointly announced that the following Transactions which constitute connected transactions for NWD and NWS have been entered into:

1. provision of project management services by NWS Engineering (a member of NWD Group and NWS Group) to Shanghai Trio in respect of the electrical and mechanical engineering works of the Shanghai Zhongshan Square (Phase III) Project pursuant to the Shanghai Agreement; and

2. provision of project management services by Hip Hing Builders (a member of NWD Group and NWS Group) to DPHKL and GCDL in respect of the construction work of the Li Yuen Street East Project pursuant to the Li Yuen Street East Agreement.

A summary of the major terms of each of the Shanghai Agreement and the Li Yuen Street East Agreement is set out below.

THE SHANGHAI AGREEMENT

Date: 16 July 2009

Parties:

(a) Shanghai Trio

Shanghai Trio is a sino-foreign joint venture established in the PRC and is principally engaged in property development. As at the date of this announcement, Mr. Doo and NWCL beneficially owns 52.5% and 47.5% interest in Shanghai Trio respectively. Shanghai Trio is an associate of Mr. Doo and therefore a connected person of each of NWD and NWS.

A wholly owned subsidiary of NWCL had agreed to purchase the 52.5% interest in Shanghai Trio beneficially owned by Mr. Doo under a sale and purchase agreement dated 30 April 2009, details of which were set out in the circular of NWD dated 13 May 2009. Upon completion of this agreement, Shanghai Trio will be wholly owned by NWCL. However, completion of the said agreement has not yet taken place as at the date of this announcement.

(b) NWS Engineering

NWS Engineering, an indirect wholly owned subsidiary of NWS which is in turn owned as to approximately 57% by NWD as at the date of this announcement. The principal activity of NWS Engineering is the provision of mechanical and electrical engineering services.

(c) NWS Engineering (Shanghai branch office)

The branch office of NWS Engineering established in Shanghai, the PRC, of which the principal activity is the provision of mechanical and electrical engineering services.

Subject matter:

NWS Engineering has agreed to provide to Shanghai Trio project management services in respect of the electrical and mechanical engineering works of the Shanghai Zhongshan Square (Phase III) Project. These services include project planning and supervision, cost budgeting management, material procurement and management, selection and appointment of sub-contractors, liaising and coordinating with the relevant authorities for obtaining the necessary approvals for the construction work.

Service fee:

NWS Engineering shall be entitled to a service fee of RMB19.0 million (equivalent to approximately HK$21.6 million). If the aggregate of the final total construction costs incurred in respect of the electrical and mechanical engineering works of the Shanghai Zhongshan Square (Phase III) Project is less than RMB197.0 million (being the estimated total construction costs in respect of the entire electrical and mechanical engineering works of the Shanghai Zhongshan Square (Phase III) Project which is subject to final determination), NWS Engineering shall be entitled to a bonus in the amount to be agreed between the contracting parties. Based on the current best estimates, the bonus would not be higher than 5% of the aforesaid estimated total construction costs. In the event that the bonus would be higher than 5% of the aforesaid estimated total construction costs, appropriate disclosure will be made by NWD and NWS in accordance with the Listing Rules.

The service fee was determined after arm's length negotiations between the parties taking into account the usual rate which NWS Engineering will charge its clients for providing project management services as well as the basis of charging such project management fee.

The service fee is payable to NWS Engineering in the following manner:

- RMB3,800,000 was paid as at 8 April 2008;

- a monthly payment of RMB600,000 shall be paid during the period from March 2008 to December 2009;

- RMB1,000,000 shall be paid at completion of the construction work;

- RMB500,000 shall be paid one year after the completion of the construction work; and

- RMB500,000 shall be paid after the expiry of the 2-year quality assurance period commencing after the completion of the construction work.

If the construction work is completed before 31 December 2009, the monthly payment of RMB600,000 for the remaining period up to 31 December 2009 shall be paid in the month when the construction work is completed.

THE LI YUEN STREET EAST AGREEMENT

Date: 16 July 2009

Parties:

(a) DPHKL

DPHKL is a limited liability company incorporated in Hong Kong and is principally engaged in property investment. DPHKL is beneficially owned as to 50% by Mr. Doo. DPHKL is an associate of Mr. Doo and therefore a connected person of each of NWD and NWS. The remaining 50% interest of DPHKL is beneficially owned by CTF.

(b) GCDL

GCDL is a limited liability company incorporated in Hong Kong and is principally engaged in property investment. GCDL is beneficially owned as to 50% by Mr. Doo. GCDL is an associate of Mr. Doo and therefore a connected person of each of NWD and NWS. The remaining 50% interest of GCDL is beneficially owned by CTF.

(c) Hip Hing Builders

Hip Hing Builders, an indirect wholly owned subsidiary of NWS which is in turn owned as to approximately 57% by NWD as at the date of this announcement. The principal activity of Hip Hing Builders is building construction and project management.

Subject matter:

Hip Hing Builders has agreed to provide to DPHKL and GCDL project management services for the development of the Li Yuen Street East Project. These services include:

(a) monitoring the feasibility and progress of the development, design and construction methods, cost implications of the development and making all requisite arrangement for the Li Yuen Street East Project;

(b) co-ordination, superintendence and supervision of the carrying out of the development;

(c) assisting DPHKL and GCDL in selection and appointment of the professional team; and

(d) such other matters as Hip Hing Builders shall consider necessary to carry out or perform its duties.

Service fee:

Hip Hing Builders shall be entitled to a management fee which shall be calculated as follows:

(a) 2% of the part of the cost in relation to the execution and completion of mechanical and electrical installations of the Li Yuen Street East Project; and

(b) 6% of the cost of the Li Yuen Street East Project other than that in paragraph (a) above.

Under the current best estimate based on the budget of the project, the maximum management fee in respect of the Li Yuen Street East Project is expected to be approximately HK$18.67 million. In the event that the maximum management fee in respect of the Li Yuen Street East Project exceeds the aforesaid amount, appropriate disclosure will be made by NWD and NWS in accordance with the Listing Rules.

The management fee was determined after arm's length negotiations between the parties taking into account the usual rate (in the range of 5.5% to 6%) which Hip Hing Builders will charge its clients for providing project management services as well as the basis of charging such project management fee. Item referred to in paragraph (a) above involves less resources and management time as those are mainly specialist works and procurement of which are done directly by the employer and only coordination assistance and on-site supervision are provided by Hip Hing Builders, while item referred to in paragraph (b) represents the major part of the management fee. Thus, the management fee in respect of the Li Yuen Street East Project is generally based on 6%, which is within the range of 5.5% to 6%.

The management fee will be invoiced on a monthly basis by reference to the amount of chargeable agreed costs actually incurred during the relevant month. The final service fee payable by DPHKL and GCDL pursuant to the Li Yuen Street East Agreement will be determined with reference to the final agreed costs incurred in respect of the Li Yuen Street East Project.

REASONS FOR TRANSACTIONS

The provision of the project management services by NWS Engineering and Hip Hing Builders pursuant to the Transactions falls under their ordinary course of business. Both NWS Engineering and Hip Hing Builders have been carrying on business as contractors for various key property development projects. The NWD Directors and the NWS Directors believe that being a project manager for the Shanghai Zhongshan Square (Phase III) Project and the Li Yuen Street East Project is a business opportunity beneficial to NWS Engineering and Hip Hing Builders respectively.

The NWD Directors and the NWS Directors consider that the terms under each of the Shanghai Agreement and the Li Yuen Street East Agreement are no more favourable than those offered by NWS Engineering and Hip Hing Builders to independent third parties. The NWD Directors and the NWS Directors (including their respective independent non-executive directors) consider that the terms and conditions of each of the Shanghai Agreement and the Li Yuen Street East Agreement are fair and reasonable and are on normal commercial terms and that each of them is in the interest of the NWD Group and the NWS Group and their respective shareholders as a whole.

REPORTING AND DISCLOSURE REQUIREMENTS

As at the date of this announcement, each of NWS Engineering and Hip Hing Builders is an indirect wholly owned subsidiary of NWS which is in turn owned as to approximately 57% by NWD. Mr. Doo, an executive director of NWS, beneficially owns 52.5% interest in Shanghai Trio and 50% interest in each of DPHKL and GCDL and thus, Shanghai Trio, DPHKL and GCDL are associates of Mr. Doo and in turn connected persons of each of NWD and NWS. The Transactions (including the Previous Transactions), when aggregated, are subject to reporting and announcement requirements by both NWD and NWS pursuant to Rule 14A.32 of the Listing Rules.

Moreover, Shanghai Trio is beneficially owned as to 47.5% by NWCL while each of DPHKL and GCDL is beneficially owned as to 50% by CTF. As at the date of this announcement, CTF holds approximately 38.6% of the total issued share capital of NWD which, in turn, holds approximately 57% and 70% of the total issued share capital of NWS and NWCL respectively. Shanghai Trio is an associate of each of NWD and CTF and thus a connected person of NWS. By virtue of the fact that CTF is a substantial shareholder of each of NWD and NWS, DPHKL and GCDL, both being associates of CTF, are connected persons of each of NWD and NWS. So far as CTF and its associates are concerned, these connected transactions have been covered by the annual caps under the continuing connected transactions as announced by NWD and NWS on 24 January 2008.

GENERAL

The NWD Group is principally engaged in investments in the areas of property, infrastructure, services, department store operation, hotel operation and telecommunications and technology. NWD is the ultimate holding company of the NWS Group.

The NWS Group is principally engaged in: (i) the investment in and/or operation of facilities, contracting, transport and financial services; and (ii) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as ports and logistics facilities.

DEFINITIONS

"CTF"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability which holds approximately 38.6% of the total issued share capital of NWD and approximately 2.9% of the total issued share capital of NWS
"DPHKL"	Dragon Plaza (H.K.) Limited, a company incorporated in Hong Kong with limited liablility which owns the premises situated at Nos. 19-26 Li Yuen Street East, Central, Hong Kong
"GCDL"	Great City Developments Limited, a company incorporated in Hong Kong with limited liablility which owns the premises situated at Nos. 27-28 Li Yuen Street East and No. 39 Queen's Road Central, Hong Kong
"Hip Hing Builders"	Hip Hing Builders Company Limited, a company incorporated in Hong Kong with limited liablility and an indirect wholly owned subsidiary of NWS
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Li Yuen Street East Project"	the property development project situate at No. 39 Queen's Road Central and Nos. 19-28 Li Yuen Street East, Hong Kong
"Li Yuen Street East Agreement"	an agreement dated 16 July 2009 and made among DPHKL, GCDL and Hip Hing Builders in respect of the provision of certain project management services for the Li Yuen Street East Project
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Doo"	Mr. Doo Wai Hoi, William, an executive director of NWS, the director of certain subsidiaries of NWD and NWS and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of NWD and NWS. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu Tung (director of NWD), the brother-in-law of Dr. Cheng Kar Shun, Henry (director of NWD and NWS) and Mr. Cheng Kar Shing, Peter (director of NWD), the uncle of Mr. Cheng Chi Kong, Adrian (director of NWD) and Mr. Cheng Chi Ming, Brian (director of NWS) and the father of Mr. William Junior Guilherme Doo (director of NWS)

"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability and is owned as to approximately 70% by NWD and its subsidiaries, the shares of which are listed on the Main Board of the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Main Board of the Stock Exchange
"NWD Directors"	the directors of NWD
"NWD Group"	NWD and its subsidiaries and for the purpose of this announcement, excludes the NWS Group
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability and approximately 57% owned by NWD as at the date of this announcement, the shares of which are listed on the Main Board of the Stock Exchange
"NWS Directors"	the directors of NWS
"NWS Engineering"	新創機電工程有限公司 (NWS Engineering Ltd.), a wholly foreign owned enterprise established in the PRC and an indirect wholly owned subsidiary of NWS
"NWS Group"	NWS and its subsidiaries
"Previous Transactions"	the previous transactions of NWS under the following arrangements:

(a) the provision of project management services by 協興建築(中國)有限公司 (Hip Hing Construction (China) Company Limited) (a wholly foreign owned enterprise established in the PRC and an indirect wholly owned subsidiary of NWS) to 上海局一房地產發展有限公司 (Shanghai Juyi Real Estate Development Co., Ltd.) (which, at the date of this announcement, is owned as to 50% by Mr. Doo and being an associate of Mr. Doo and therefore a connected person of each of NWD and NWS) ("Shanghai Juyi") pursuant to the relevant project management agreement dated 16 January 2009 in relation to the construction works of a property development project situated at Shanghai, the PRC at a service fee of 2.7% of the total estimated construction costs which amounted to approximately RMB81.0 million (equivalent to approximately HK$92.0 million); and

(b) the provision of project management services by NWS Engineering to Shanghai Juyi pursuant to the relevant project management agreement dated 28 February 2009 in relation to the electrical and mechanical engineering works of a property development project situated at Shanghai, the PRC at a service fee of approximately RMB40.35 million (equivalent to approximately HK$45.85 million)

At the time when the relevant agreements for the Previous Transactions were entered into, apart from the participating interest held by Mr. Doo (in which he was entitled to 30% of the returns received by NWCL in respect of Shanghai Juyi), he did not have any equity interest or voting right in Shanghai Juyi. He also did not have any power to control the composition of a majority of the board of directors of Shanghai Juyi. Thus, Shanghai Juyi was not a connected person to each of NWD and NWS and the Previous Transactions did not constitute connected transactions for each of NWD and NWS on the date of signing of the relevant agreements.

"PRC"	The People's Republic of China
"RMB"	Renminbi yuan, the lawful currency of the PRC
"Shanghai Agreement"	an agreement dated 16 July 2009 and made between Shanghai Trio, NWS Engineering and NWS Engineering (Shanghai branch office) in respect of the provision of certain project management services for the Shanghai Zhongshan Square (Phase III) Project and a confirmation letter dated 16 July 2009
"Shanghai Trio"	上海三聯物業發展有限公司 (Shanghai Trio Property Development Co., Ltd.)
"Shanghai Zhongshan Square (Phase III) Project"	the property development project situated at Hongqiao Development Zone, Shanghai, the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Transactions"	the provision of project management services by NWS Engineering and Hip Hing Builders pursuant to the Shanghai Agreement and the Li Yuen Street East Agreement respectively
"%"	per cent.

For the purpose of this announcement and for illustrative purpose only, amounts denominated in RMB have been translated into HK$ using the following rate:

HK$1 = RMB0.88

No representation is made that any amount in RMB or HK$ could have been or could be converted at the above rate or any other rates at all.

By order of the board of
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By order of the board of
NWS Holdings Limited
Chow Tak Wing
Company Secretary

Hong Kong, 16 July 2009

As at the date of this announcement, (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of NWD are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive directors of NWD are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

As at the date of this announcement: (a) the executive directors of NWS are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung, Mr. William Junior Guilherme Doo and Mr. Cheng Chi Ming, Brian; (b) the non-executive directors of NWS are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWS are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

* *For identification purposes only*